[Invesco Letterhead]

March 23, 2012

Via EDGAR

Chief, Office of Information Technology
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Continuing Hardship Exemption Request on Behalf of Invesco Value Municipal Income Trust (CIK# 0000885601), Invesco Municipal Income Opportunities Trust (CIK# 0000835333), Invesco Quality Municipal Income Trust (CIK# 0000885125), Invesco Van Kampen California Value Municipal Income Trust (CIK# 0000895531), Invesco Van Kampen High Income Trust II (CIK# 0000846671), Invesco Van Kampen Municipal Opportunity Trust (CIK# 0000884152), Invesco Van Kampen Municipal Trust (CIK# 0000877463), and Invesco Van Kampen Trust for Investment Grade New York Municipals (CIK# 0000883265) (the “Registrants”).

Dear Chief of the Office of Information Technology:

Pursuant to Rule 202 under Regulation S-T, the Registrants respectfully request that the Division of Corporate Finance (the “Division”) grant the Registrants a continuing hardship exemption to prevent the Registrants from incurring the undue burden and expenses of electronically filing certain documents as exhibits, as discussed below.

On November 28-30, 2011, the Boards of Trustees of the Registrants approved the redomestication of each Registrant into a Delaware statutory trust and the subsequent mergers of certain other Invesco closed-end Funds into the Registrants.  In connection with these transactions, on or around April 5, 2012, the Registrants will file with the U.S. Securities and Exchange Commission (“SEC”) Registration Statements on Form N-14 (the “Registration Statements”) containing proxy statements/prospectuses.  As exhibits to Part C of the Registration Statements, Registrants would be required to file their respective declarations of trust and/or amendments thereto (“Charter Documents”) in electronic format.  Each Registrant filed its initial N-2 registration statement, including its Charter Documents, with the SEC in paper format, as each Registrant was registered prior to the initiation of EDGAR.  The Registrants are not required to annually update their registration statements because they are registered as closed-end investment companies.  The Registrants have therefore never filed their Charter Documents in electronic format.  In connection with the filing of the Registration Statements, the Registrants would be required to file such Charter Documents pursuant to Rule 102 under Regulation S-T.

The Registrants are requesting that the Division grant them a continuing hardship exemption that would permit the Registrants to not electronically file their Charter Documents as exhibits to the Registration Statements, as such would expose the Registrants to undue burden and expenses.  More specifically, all of the Charter Documents listed on Appendix A are currently maintained only in hard copy and PDF format.  To file the Charter Documents via EDGAR, they would need to be converted to a format usable by the EDGAR system.  This conversion process would create an undue burden and expenses because: (1) the cumulative page count of the Charter Documents is 253 pages (please see Appendix A, attached, for a list of each Charter Document and page count); (2) the PDF versions of the Charter Documents are so old that they cannot can be converted via a computer application and, therefore, each page would need to be manually typed word-for-word, the cost of which would be significant (estimated cost: $3,000); (3) after conversion, legal counsel would need to review all 253 pages word-for-word to ensure that the information was properly converted, which would result in a substantial additional cost (estimated cost: $6,325); and (4) legal counsel and paralegals would then need to work with a printer to prepare each document for filing via EDGAR, which would result in additional costs (estimated cost: $5,000).

Importantly, if shareholders of the Registrants approve the redomestication of each Registrant into a Delaware statutory trust, the Charter Documents would no longer be relevant because each Registrant would be governed by new declarations of trust and bylaws, which would be filed electronically on EDGAR and available to all shareholders.

Based on the foregoing, the Registrants respectfully request that the Division grant them a continuing hardship exemption from electronically filing the Charter Documents and rather permit the Registrants to file the Charter Documents in paper format pursuant to Form SE.  If the Division is not willing to grant a continuing hardship exemption, please do not hesitate to contact me at 713-214-7888 to discuss alternative options or to discuss any questions you may have.

Very truly yours,

/s/ Peter Davidson
Peter Davidson, Esq.
Counsel

Appendix A

Fund	Document	Pages in Document1
Invesco Value Municipal Income Trust (IIM)	Declaration of Trust dated 3/12/1992	36
	Amendment to Declaration of Trust dated 7/14/1992	4
	Amendment to Declaration of Trust dated 12/21/1998	5 (12 total but 8 are duplicates
	Amendment to Declaration of Trust dated 12/20/2001	6 (14 total but 9 are duplicates)
	Amendment to Declaration of Trust dated 1/8/2010	4 (13 total but 10 are duplicates)
	Amendment to Declaration of Trust dated 5/21/2010	5 (13 total but 9 are duplicates)
	Amendment to Declaration of Trust dated 3/16/2011	4 (19 total but 15 are duplicates)
	Amendment to Declaration of Trust	5
		Total pages IIM: 69
Invesco Municipal Income Opportunities Trust (OIA)	Declaration of Trust dated 6/21/1988	35
	Amendment to Declaration of Trust dated 7/21/1988	1
	Amendment to Declaration of Trust dated 7/31/1989	1
	Amendment to Declaration of Trust dated 10/26/1989	6
	Amendment to Declaration of Trust dated 2/26/1993	5 (6 total but 2 are duplicates)
	Amendment to Declaration of Trust dated 12/21/1998	4 (11 total but 8 are duplicates)
	Amendment to Declaration of Trust dated 12/20/2001	6 (14 total but 9 are duplicates)
	Amendment to Declaration of Trust dated 3/23/2010	4 (13 total but 10 are duplicates)
	Amendment to Declaration of Trust dated 5/21/2010	5 (13 total but 9 are duplicates)
	Amendment to Declaration of Trust dated 3/16/2011	4 (19 total but 15 are duplicates)
		Total pages OIA: 71
Invesco Quality Municipal Income Trust (IQI)	Declaration of Trust dated 3/12/1992	35
	Amendment to Declaration of Trust dated 7/1/1992	4 (12 total but 9 are duplicates)
	Amendment to Declaration of Trust dated 12/21/1998	5 (12 total but 8 are duplicates)
	Amendment to Declaration of Trust dated 12/20/2001	6 (14 total but 9 are duplicates)
	Amendment to Declaration of Trust dated 1/8/2010	4 (13 total but 10 are duplicates)
	Amendment to Declaration of Trust dated 5/21/2010	5 (13 total but 9 are duplicates)
	Amendment to Declaration of Trust dated 3/16/2011	4 (19 total but 15 are duplicates)
		Total pages IQI: 63
Invesco Van Kampen California Value Municipal Income Trust (VCV)	Amendment to Declaration of Trust dated 10/3/2007	2
	Amendment to Declaration of Trust dated 5/19/2010	2
	Bylaws dated 12/31/07	6
		Total pages VCV: 10
Invesco Van Kampen High Income Trust II (VLT)	Amendment to Declaration of Trust dated 10/3/2007	2
	Amendment to Declaration of Trust dated 5/19/2010	2
	Bylaws dated 12/31/07	6
		Total pages VLT: 10
Invesco Van Kampen Municipal Opportunity Trust (VMO)	Amendment to Declaration of Trust dated 10/3/2007	2
	Amendment to Declaration of Trust dated 5/19/2010	2
	Bylaws dated 12/31/07	6
		Total pages VMO: 10
Invesco Van Kampen Trust for Investment Grade New York Municipals (VTN)	Amendment to Declaration of Trust dated 10/3/2007	2
	Amendment to Declaration of Trust dated 5/19/2010	2
	Bylaws dated 12/31/07	6
		Total pages VTN: 10
Invesco Van Kampen Municipal Trust (VKQ)	Amendment to Declaration of Trust dated 10/3/2007	2
	Amendment to Declaration of Trust dated 5/19/2010	2
	Bylaws dated 12/31/07	6
		Total pages VKQ: 10

TOTAL PAGES: 253

1  Note that all documents are in PDF format and, thus, the number of pages in each document could vary depending on the conversion of the document to Word format, which is required to file via EDGAR.